

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 8, 2006

<u>**Via U.S. Mail and Fax (712) 664-2183**</u>
Mr. John Geake
President
Western Iowa Energy, LLC
1220 South Central Street
P.O. Box 399
Wall Lake, IA 51466

      RE: **Western Iowa Energy LLC**
               Form 10-SB/A
               Filed August 1, 2006
               File No. 0-51965

Dear Mr. Geake:

      We have completed our review of your Form 10-SB/A and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               /s/ Larry Spirgel
                               Assistant Director